UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*
                            ALANCO TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   011612 40 5
                                 (CUSIP Number)

                              Douglas Guffey, Esq.
                  1454 South Dobson, Suite One, Mesa, AZ 85202
                                 (480) 456-4016
                  (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                 July 20, 2002
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 011612 40 5
1.    Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).
      M. Jamil Akhtar, M.D.
2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)
      (a)  ________________
      (b)  ________________
3.    SEC Use Only
      .  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.    Source of Funds (See Instructions) Personal Funds.

5.    Check if Disclosure of Legal  Proceedings Is Required  Pursuant to
      Items 2(d) or 2(e) . . . . . . . . . . . . . . . . . . . . .

6.    Citizenship or Place of Organization                USA

Number of
Shares         7.    Sole Voting Power                  1,158,216
Beneficially   8.    Shared Voting Power                        0
Owned by       9.    Sole Dispositive Power             1,158,216
Each          10.    Shared Dispositive Power                   0
Reporting
Person With
              11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                           1,158,216

              12.   Check if the Aggregate Amount in Row (11)
                           Excludes Certain Shares (See Instructions)

              13.   Percent of Class Represented by Amount in Row (11)   6.20%

              14.   Type of Reporting Person (See Instructions)
                    M. Jamil Akhtar, M.D.:  IN

Item 1.                    Security and Issuer

Common Stock               Alanco Technologies, Inc.
                           15575 N. 83rd Way, Suite 3
                           Scottsdale, AZ  85260

Item 2.    Identity and Background

This Schedule 13D is filed on behalf of M. Jamil Akhtar, M.D., whose address is 1454 South Dobson, Suite One, Mesa, AZ 85202. Dr. Akhtar is a practicing cardiologist, and is Managing Director and sole owner of Sunrise Cardiovascular Center, P.L.C., through which he conducts his practice of medicine. Additionally, Dr. Akhtar is Managing General Partner of Cardiac Institute General Partnership, an Arizona general partnership, and Managing Director of that partnership's wholly-owned subsidiary, Cardiac Diagnostic Institute, LLC, an Arizona limited liability company. This partnership and its subsidiary operate cardiac diagnostic and treatment facilities in Maricopa County, Arizona. This Schedule 13D covers shares owned directly by Dr. Akhtar. Dr. Akhtar is a citizen of the United States of America.

         During the last five years, Dr. Akhtar has not (i) been convicted of a criminal proceeding, excluding traffic violations or similar misdemeanors, or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

         All shares of common stock acquired by Dr. Akhtar were paid for by private funds of Dr. Akhtar. The per share price paid by Dr. Akhtar for such shares (on a common stock equivalent basis and excluding shares issuable under unexercised warrants) was $0.77, and Dr. Akhtar's aggregate cash investment in such shares is $500,000.

         A quarterly dividend of 632 preferred shares was issued to Dr. Akhtar by the issuer on July 20, 2002 (convertible into 8,216 shares of common stock). Dr. Akhtar shall be entitled to receive, when declared by issuer's Board of Directors, a dividend paid in cash or in kind of ten percent (10%) per annum, payable on a calendar quarter basis on or before the 20th day following each calendar quarter for the quarter just ended.

Item 4.  Purpose of Transaction

         Dr. Akhtar's acquisition of equity securities of the issuer is for investment purposes. Dr. Akhtar holds 50,632 preferred shares (convertible into 658,216 shares of common) acquired directly from the issuer in a private offering as well as a warrant to purchase an additional 500,000 common shares which was also acquired directly from the issuer in the same private offering.

         There is no present plan or proposal for Dr. Akhtar to acquire any additional securities of the issuer (other than by the quarterly acquisition of preferred shares upon the issuer's payment of one or more dividends "in kind") or dispose of securities presently owned. Dr. Akhtar is not aware of any extraordinary corporate transaction involving the issuer or any of its subsidiaries presently contemplated.

         Dr. Akhtar is not aware of any contemplated sale or transfer of any material amount of assets of the issuer or any of its subsidiaries. Dr.
Akhtar is not aware of any plans or proposals to change the number or term of directors of the issuer.

         Dr. Akhtar is not aware of any contemplated material change in the present capitalization or dividend policy of the issuer. Nor is Dr. Akhtar aware of any other contemplated material changes in the issuer's business or corporate structure.

         Dr. Akhtar is not aware of any contemplated changes in the issuer's Articles of Incorporation, Bylaws or other similar instruments or other actions which may impede the acquisition of control of the issuer by any person.

         Dr. Akhtar is not aware of any contemplated action which would cause a class of securities of the issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         Dr. Akhtar is not aware of any action contemplated which would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         Nor is Dr. Akhtar aware of any action contemplated similar to any of the actions discussed above.

Item 5.    Interest in Securities of the Issuer

         Dr. Akhtar beneficially owns aggregately 1,158,216 shares of the issuer's common stock, consisting of 50,632 preferred shares owned outright (convertible into 658,216 shares of common) and a warrant to purchase 500,000 common shares. Based on the company's SEC filings said aggregate number of common shares represent 6.20% of all common shares (on a fully diluted basis). Dr. Akhtar holds sole power to vote and sole power to dispose of said shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Dr. Akhtar and any other person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan adoption agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



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Item 7.    Material to be filed as Exhibits
           None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 31, 2002


/s/  M. Jamil Akhtar, M.D.
--------------------------
M. Jamil Akhtar, M.D.